The information in this prospectus SUPPLEMENT is not complete and may be changed. This prospectus SUPPLEMENT is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.




PRELIMINARY PROSPECTUS SUPPLEMENT           Filed Pursuant To Rule 424(b)(3)
(To prospectus dated November 5, 2004)      Registration File No.: 333-120259





                                5,899,000 SHARES
                          EXCEL MARITIME CARRIERS LTD.
                              CLASS A COMMON STOCK

          This prospectus supplement relates to the issuance and sale of up to 5,899,000 shares of our Class A common stock from time to time through our sales agents, Cantor Fitzgerald & Co. and Hibernia Southcoast Capital, Inc. These sales, if any, will be made pursuant to the terms of a sales agreement between us and the sales agents, the form of which was filed with the Securities and Exchange Commission under a Report on Form 6-K dated March 8, 2005 and is incorporated by reference herein. In connection with such sales, shares having an aggregate amount up to $32,110,000 may be sold on our behalf by Cantor in at-the-market transactions. See "Plan of Distribution."

          SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS AND THE ADDITIONAL RISK FACTORS BEGINNING ON PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR CLASS A COMMON STOCK.

          Our Class A common stock trades on the American Stock Exchange (AMEX) under the symbol "EXM." On March 3, 2005, the closing price of Class A common stock as quoted on the AMEX was $24.58.

          In connection with the sale of common stock on our behalf, each sales agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and the compensation of the sales agents may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agents against certain liabilities, including liabilities under the Securities Act.

                      -------------------------------------

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                      -------------------------------------

          Compensation to the sales agents for sales at negotiated prices will be 5.75% of the gross amount of the proceeds of such sales. The exact amount of compensation to be received by the sales agents for sales at negotiated prices will be disclosed in a separate prospectus supplement for such sales filed with the Securities and Exchange Commission.

          Compensation to Cantor for all at-the-market transactions will be 3% of the gross proceeds of such sales.

          The table below shows the maximum compensation to be received by Cantor for at-the-market sales of our Class A common stock assuming the maximum aggregate amount of Class A Common Stock that can be sold pursuant to this prospectus supplement in at-the-market sales is sold.

                                              Per Share             Total
Initial price to public.................. To be determined*       $32,110,000
Cantor's compensation.................... To be determined*       $   963,300
Proceeds, before expenses, to Excel...... To be determined*       $31,146,700

--------------------------------------------------------------------------------

*The price per share for an at-the-market transaction will be determined at the time of the transaction. The maximum aggregate amount of Class A common stock permitted to be sold under this prospectus supplement in at-the-market Transactions is $32,110,000. However, we may sell additional amounts of our Class A common stock in negotiated sales. See "Plan of Distribution".

--------------------------------------------------------------------------------

            The date of this Prospectus Supplement is March __, 2005

                    Cantor Fitzgerald & Co.
                                               Hibernia Southcoast Capital

                                TABLE OF CONTENTS
                              Prospectus Supplement


ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING
  PROSPECTUS...................................................................1
FORWARD-LOOKING STATEMENTS.....................................................1
OUR COMPANY....................................................................2
RECENT DEVELOPMENTS............................................................2
OUR FLEET......................................................................5
OUR BUSINESS STRATEGY..........................................................5
USE OF PROCEEDS................................................................6
PRICE RANGE OF COMMON STOCK....................................................6
RISK FACTORS...................................................................8
MANAGEMENT....................................................................14
RELATED PARTY TRANSACTIONS....................................................14
SUMMARY CONSOLIDATED FINANCIAL DATA...........................................17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS.......................................................20
TAX CONSIDERATIONS............................................................31
PLAN OF DISTRIBUTION..........................................................38
EXPENSES......................................................................38
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................39

                                TABLE OF CONTENTS
                                   Prospectus

PROSPECTUS SUMMARY.............................................................3
RISK FACTORS...................................................................6
USE OF PROCEEDS...............................................................17
FORWARD LOOKING STATEMENTS....................................................17
ratio of earnings to fixed charges............................................18
CAPITALIZATION................................................................19
PLAN OF DISTRBIBUTION.........................................................19
ENFORCEMENT OF CIVIL LIABILITIES..............................................21
DESCRIPTION OF CAPITAL STOCK..................................................21
DESCRIPTION OF DEBT SECURITIES................................................23
EXPENSES......................................................................34
LEGAL MATTERS.................................................................34
EXPERTS.......................................................................34
WHERE YOU CAN FIND ADDITIONAL INFORMATION.....................................35

        ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

          This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus", we are referring to both parts combined, and when we refer to the "accompanying prospectus," we are referring to the base prospectus only.

          If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

          In this prospectus supplement, "we", "our", "us", "the Company" and "Excel" refer to Excel Maritime Carriers Ltd.

                           FORWARD-LOOKING STATEMENTS

          This prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 that are intended to be covered by the safe harbor provided for under these sections. These statements may include words such as "believe," "estimate," "project," "intend," "expect," "plan," "anticipate," and similar expressions in connection with any discussion of the timing or nature of future operating or financial performance or other events. Our forward-looking statements include, without limitation:

     o    statements as to the acquisition of vessels; and

     o statements as to the projected development of the Company's strategy and how it may act to implement its strategy.

          Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements. Such risks include, but are not limited to, supply of drybulk carriers, demand for their use, world economic activity, breakdown of vessels and resultant time out of service as well as repair cost, availability and cost of insurance, governmental regulation, customer preferences and availability and cost of financing. All subsequent written and oral forward-looking statements attributable to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements. We disclaim any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

                                   OUR COMPANY

          We are a shipping company specializing in the world-wide seaborne transportation of drybulk cargoes. Our Class A common stock trades on the American Stock Exchange (AMEX) under the symbol EXM.

          We currently own and operate a fleet of seven drybulk carriers, consisting of Capesize, Panamax, Handymax and Handysize vessels, representing a carrying capacity of approximately 473,900 dwt. Our vessels carry iron ore, coal and grains, collectively referred to as "major bulks", and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks".

          Our recent vessel acquisitions and divestiture have decreased the average age of our fleet to an average age. We expect to take delivery of six additional vessels between mid-March and late-May, which will expand our fleet carrying capacity to approximately 783,000 dwt and further decrease the average age of our fleet to approximately 17.6 years.

          Our fleet is managed by Maryville Maritime Inc., one of our wholly-owned subsidiaries.

                               RECENT DEVELOPMENTS

          On December 22, 2004, we completed an offering of 2,200,000 shares of our Class A common stock at $25 per share. The net proceeds to us were $51,451,018, which we used for the acquisition of five vessels. These five vessels will be referred to as the "Acquired Vessels."

          On December 14, 2004, we entered into an agreement to sell one of our older vessels, MV Petalis, for $5.1 million. MV Petalis is a Handymax drybulk vessel that was built in 1975. MV Petalis was delivered to its purchaser on March 7, 2005.

          We have recently taken delivery of three of the Acquired Vessels, two Handymax (MV Swift and MV Goldmar) and one Panamax (MV Isminaki). We are expecting delivery of one Handymax (MV Marybelle) by mid-March and one Panamax (MV First Endeavor) by mid-April.

          In addition, in January 2005, we entered into two Memoranda of Agreement, or MOAs, for the purchase of MV Emerald, a "grabs fitted" Handymax bulk carrier of approximately 45,600 dwt built in 1998, and MV Birthday, a Panamax bulk carrier of approximately 71,000 dwt built in 1993. In February 2005, we entered into a MOA for the purchase of MV Princess I, a Handymax bulk carrier of approximately 38,800 dwt built in 1994. In March 2005, we entered into an MOA for the purchase of MV Attractive, a Handymax bulk carrier of approximately 41,500 dwt built in 1985. These four vessels will be referred to as the "Identified Vessels."

          The MOA for each Identified Vessel is with a different seller, and each seller is an unaffiliated third party. The purchase price for MV Emerald is $30 million, for MV Birthday is $32 million, for MV Princess I is $25.6 million, and MV Attractive is $15.5 million, in each case plus payment for all fuel oil (bunkers) and lubricants remaining on board at the time of delivery. We have paid as a down payment for each of MV Emerald, MV Birthday and MV Princess 10% of the purchase price, for an aggregate amount of $8.76 million, and we expect to make as a down payment for MV Attractive 10% of the purchase price, or $1.55 million, in early March 2005. The balance of the amounts due to the seller under each of the MOAs for the Identified Vessels is payable at delivery of the respective vessel.

          MV Emerald and MV Birthday are expected to be delivered by late-April 2005, MV Princess I is expected to be delivered between April and the end of May 2005 and MV Attractive is expected to be delivered by early-May 2005, each pursuant to the terms of its MOA. None of the MOAs is subject to our inspection of the respective vessel, which we have already completed. Under each MOA, as is customary in our industry, we have the option to cancel the purchase of the vessel before delivery if the seller informs us prior to the final delivery date that the vessel will not be delivered by that date. If we provide a notice of cancellation to the seller, the seller has a short grace period to complete delivery before the purchase is cancelled. In the event the seller does not deliver the vessel after we give notice of cancellation, the entire down payment plus accrued interest for that vessel will be returned to us, and the seller is required to compensate us for any loss and expenses incurred by us under certain circumstances. If we fail to take delivery of any of the Identified Vessels due to a breach of contract on our part, we will forfeit the entire down payment for that vessel.

          In late September 2004, the price of our common stock on the AMEX peaked at $65.85 per share after a previous historic high of $26.50 for the period of June 1, 1998 to August 31, 2004. By letter dated October 6, 2004, the United States Securities and Exchange Commission, or the Commission, requested that the Company provide, on a voluntary basis, information concerning the Company's structure and operations. We have fully cooperated with the Commission's request and intend to continue to cooperate with any further requests the Commission may make. To date, we have not received any additional requests or comments from the Commission with respect to its information request.

          Historically, our fleet has been managed by Excel Management, Inc., or Excel Management, an affiliated company controlled by our Chairman of the Board of Directors, under a five-year management agreement. Under this agreement, we paid Excel Management a monthly management fee of $15,000 per month for each of our vessels and an annual fee for general corporate and clerical management services of $60,000. The agreement provided that both of these fees would increase annually by five percent. Excel Management sub-contracted our wholly-owned subsidiary Maryville Maritime Inc. to perform some of these management services.

          In order to streamline operations, reduce costs and take control of the technical and commercial management of our fleet, in early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. The technical and commercial management of our fleet will be assumed by our wholly-owned subsidiary, Maryville, in order to eliminate the fees we would have paid to Excel Management for the remaining term of the management agreement, which would have increased substantially given the recent expansion of our fleet from five vessels to 13 vessels through the acquisition of the Acquired Vessels and the Identified Vessels. As consideration for Excel Management's agreement to terminate the management agreement and forego the fees it would have received under the management agreement had the agreement remained in effect through its scheduled expiration in 2008, we have agreed to issue to Excel Management 205,000 shares of our Class A common stock, which is equal to approximately 1.5% of our Class A common stock outstanding as of March 2, 2005. We have agreed to issue these shares to Excel Management by March 2, 2006. Excel Management may not transfer these shares for a period of two years after their issuance, and the shares will contain a restrictive legend to that effect. In addition to the above-mentioned shares, as part of the consideration for agreeing to terminate the management agreement, we have also agreed to issue additional shares to Excel Management in an amount equal to 1.5% of any shares of Class A common stock issued by us to any third party until December 31, 2008 for any reason, including the offering of, among other matters, shares pursuant to this prospectus supplement ("anti-dilution issuances"). If any such additional shares are issued, Excel Management may not transfer these additional shares for a period of two years after their issuance. Please see "Related Party Transactions" below for more information on the termination of the management agreement.

          In connection with our agreement to issue the 205,000 shares of our Class A common stock and the anti-dilution issuances described above, Excel Management has agreed to make a one time cash payment to us in an amount equal to $2,023,846 upon delivery of such shares. We will not receive any cash payment or other future consideration in receipt of shares of Class A common stock issued to Excel Management in connection with any anti-dilution issuances.

          On March 4, 2005, we also entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels. For its services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the hire/freight/earnings of our vessels. This agreement extends automatically for successive one-year terms at the end of its terms. It may be terminated by either party upon twelve months prior written notice.

                                                   OUR FLEET

                                Year     Type             Delivery              Fleet             Current
           Name      dwt        Built                     Date                 Reference*         Employment
                                                                                                  Status
MV Fighting Lady     146,313     1983     Capesize                     1999      Initial             Spot
MV Almar I           107,140     1979     Capesize                     1999      Initial             Spot

MV Isminaki           74,577     1998     Panamax                 2/22/2005     Acquired     Time Charter
                                                                                                      (1)
MV First Endeavor     69,111     1994     Panamax           Mid-April, 2005     Acquired            TBD**
MV Birthday           71,504     1993     Panamax          Late-April, 2005   Identified     Time Charter
                                                                                                      (2)

MV Lady               41,090     1985     Handymax                     2002      Initial             Spot
MV Swift              37,687     1984     Handymax                1/24/2005     Acquired     Time Charter
                                                                                                      (3)
MV Goldmar            39,697     1984     Handymax                 1/3/2005     Acquired     Time Charter
                                                                                                      (4)
MV Marybelle          42,552     1987     Handymax   Mid-March, 2005            Acquired            TBD**
MV Emerald            45,572     1998     Handymax         Late-April, 2005   Identified            TBD**
MV Princess I         38,858     1994     Handymax           Late-May, 2005   Identified            TBD**
MV Attractive         41,524     1985     Handymax          Early-May, 2005   Identified            TBD**

MV Lucky Lady         27,422     1975     Handysize                    1999      Initial             Spot


* "Initial" means the vessel was owned by us prior to November 19, 2004, "Acquired" means that we agreed to acquire the vessel between November 19, 2004 and December 31, 2004 and, with the exception of MV First Endeavor, have taken delivery of the vessel and "Identified" means we agreed to acquire the vessel between January 1, 2005 and the date of this prospectus supplement but have not yet taken delivery of the vessel. ** To be determined.
(1) We have entered into a time charter agreement for this vessel at a rate of $31,250 per day. The agreement terminates on or about February 2007.
(2) We have entered into a time charter agreement for this vessel at a rate of $28,100 per day. The agreement terminates on or about April 2007.
(3) We have entered into a time charter agreement for this vessel at a rate of $21,500 per day. The agreement terminates on or about January 2006.
(4) We have entered into a time charter agreement for this vessel at a rate of $22,000 per day. The agreement terminates on or about January 2006.


                              OUR BUSINESS STRATEGY

                     Our business strategy includes:

o Timely acquisitions of older second hand vessels. We historically have acquired and operated older second hand vessels. We believe this strategy has enabled us to generate higher net revenues than those available from purchasing and operating younger second hand vessels or newbuildings. Our ability to effectively operate our second hand fleet is enhanced by our technical management skills and preventive maintenance programs and our efficient cost structure.

o Capitalizing on our established reputation. We believe that we have established a reputation in the international shipping community for maintaining high standards of performance, reliability and safety. Since our current management was appointed in 1998, the Company has not suffered the total loss of a vessel at sea or otherwise. In addition, our wholly-owned management subsidiary, Maryville, carries the distinction of being one of the first Greece-based ship management companies to have been certified ISO 14001 compliant by Bureau Veritas.

o Fleet expansion and reduction in average age. We intend to grow and, over time, reduce the average age of our fleet through timely and selective acquisitions of well-maintained second hand drybulk carriers. Our acquisition candidates generally are chosen based on selected financial and technical criteria. We also expect to explore opportunities to sell some of our older vessels.

o Balanced Fleet Deployment Strategy. Our fleet deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability. We intend to achieve this through a balanced portfolio of spot and period charters. To that end, we aim to employ our recent acquisitions in the period time charter market, while the remainder of our fleet is deployed in the spot charter markets.

                                 USE OF PROCEEDS

          The net proceeds from any sales of Class A Common Stock under this prospectus supplement are anticipated to be primarily used to acquire the Identified Vessels, additional drybulk carriers and, to a lesser extent, for general corporate purposes.



                           PRICE RANGE OF COMMON STOCK

          The primary trading market for our Class A common stock is AMEX. The high and low closing prices for the common stock, by quarter, in 2004, were as follows:

                                                            Low         High
                                                            ---         ----
           For The Quarter Ended:
           March 31, 2004..............................    $4.03       $15.75
           June 30, 2004...............................     7.80        14.93
           September 30, 2004..........................     7.10        59.25
           December 31, 2004...........................    22.32        40.11

          The high and low closing prices for the common stock, by month, for the first two months of 2005 and the last four months of 2004 were as follows:

           Month:                                           Low         High
                                                            ---         ----

           September 2004 ...............................  $20.95      $59.25
           October 2004..................................   23.35       40.11
           November 2004.................................   22.32       36.32
           December 2004.................................   23.00       39.00
           January 2005..................................   19.85       27.00
           February 2005.................................   22.11       27.60
           March 2005 (through March 7, 2005)               23.99       28.47

                                  Risk Factors

You should carefully consider the risks described below, as well as the risks set forth or incorporated by reference in the accompanying prospectus and all other information contained or incorporated by reference in this prospectus supplement before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are not material, actually occur, our business, financial condition and results of operations could be materially adversely affected. In that event, the trading price of our shares could decline, and you may lose all or part of your investment.

The cyclical nature of the international drybulk shipping industry may lead to volatile changes in charter rates and vessel values, which may adversely affect our earnings.

          The international drybulk shipping industry is cyclical with attendant volatility in profitability, charter rates and vessel values. Recent fluctuations attest to this volatility in the drybulk carrier industry. In December 2004, charter rates reached an all-time high, then subsequently declined by approximately 30% through early February 2005 before recovering by approximately 14% during the remainder of the month. Because many factors that may influence the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international drybulk shipping industry are also not predictable.

          The degree of charter rate volatility among different types of drybulk carriers has varied widely. Although our fleet deployment strategy may limit our exposure, we are nonetheless exposed to changes in spot rates for drybulk carriers and such changes may affect our earnings and the value of our vessels at any given time.

The international drybulk shipping industry has experienced historically high charter rates in the recent past and there can be no assurance that these historically high charter rates will be sustained.

          During 2004, charter rates for drybulk carriers charter reached all-time highs. In 2005, charter rates are below the peak rates reached in the fourth quarter of 2004 but remain above historical average rates. There can be no assurance that these high charter rates will be sustained.

          The factors affecting the supply and demand for vessels and drybulk charter rates are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Factors that influence demand for vessel capacity include:

     o    supply and demand for drybulk products;

     o    global and regional economic conditions;

     o    the distance drybulk cargoes are to be moved by sea; and

     o    changes in seaborne and other transportation patterns.

          The factors that influence the supply of vessel capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels;

     o    the level of port congestion;

     o changes in environmental and other regulations that may limit the useful life of vessels;

     o    the number of vessels that are out of service; and

     o    changes in global drybulk commodity production.

If we cannot complete the purchase of the Identified Vessels and additional vessels, we may use the proceeds of this offering for general corporate purposes that you may not agree with.

          If we do not purchase one or more of the Identified Vessels or any additional vessels, our management will have the discretion to apply the proceeds of this offering to acquire other vessels or for general corporate purposes that you may not agree with. Although we may use the proceeds of this offering for the acquisition of the Identified Vessels, we may not receive delivery of these vessels until varying times in April and May 2005. As described in "Recent Developments" in this prospectus supplement, we have the option to cancel the acquisition of an Identified Vessel if we do not receive delivery as set forth in the MOA for that vessel. It is possible that one or more of the sellers could breach the contracts or otherwise be unable to deliver its vessel. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not purchase one or more of the Identified Vessels or any additional vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels. During this period, the portion of the proceeds of this offering originally planned for the acquisition of these vessels will not be invested in newly-acquired vessels.

Loan agreements may prohibit or impose certain conditions on the payment of dividends.

          Twelve of our subsidiaries have entered into loan facilities which contain a number of financial covenants and general covenants that prohibit, among other things, a subsidiary from paying dividends without the consent of our lenders until the respective loan facility is paid in full. This prohibition on paying dividends means that these subsidiaries cannot pay dividends to us until the respective loan facilities are paid in full or with out the consent of our lenders, which in turn may affect our ability to make dividend payments to our shareholders. There can be no assurance that our subsidiaries will pay dividends to us or that we will make dividend payments to our shareholders even after all loan facilities are paid in full.

Our substantial level of indebtedness could adversely affect our financial condition and could have significant adverse consequences to us.

          As a result of our vessel acquisitions, we have incurred a substantial amount of indebtedness, which requires significant principal and interest payments. We may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. In addition, we may incur additional indebtedness. Our substantial level of indebtedness could have adverse consequences to us, including the following:

     o our ability to obtain additional financing for working capital, capital expenditures and vessel acquisitions may be impaired;

     o a substantial portion of our cash flow from operations may have to be dedicated to the payment of the principal of and interest on our indebtedness;

     o our leverage may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures;

     o if our level of indebtedness is higher than that of some of our competitors, we may be at a competitive disadvantage and our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition or regulation, may be reduced;

     o rising interest rates could have a material adverse effect on us since a substantial portion of our indebtedness bears interest at variable rates; and

     o if we are unable to service our debt, our creditors could accelerate our debt and foreclose on our fleet.


We may not be able to finance all of the vessels for which we have currently entered or may in the future enter into MOAs.

          We have not yet entered into a credit facility to finance the remaining portion of the purchase price for MV Attractive. In addition, if we identify one or more additional vessels to acquire and enter into an MOA for that vessel or vessels, we may need to obtain a credit facility to finance a portion of the purchase of that vessel or vessels. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all to finance that portion of the purchase price for MV Attractive or any of the additional vessels for which we may in the future enter into an MOA. If we cannot obtain funding for the balance due on an MOA for one of these vessels, including MV Attractive, we may not have sufficient funds to purchase that vessel, in which case the deposit for that vessel is subject to forfeiture.

Our recent growth and the termination of our management agreement will impose significant additional responsibilities on us and Maryville that we may not be able to meet if we cannot hire and retain qualified personnel

          With the acquisition of the Acquired and Identified Vessels, we will more than double the size of the fleet. This will impose significant additional responsibilities on our management and staff, and , together with the recent termination of our management agreement with Excel Management, Inc., will impose significant additional responsibilities on Maryville's management and staff as well. These events may necessitate that both we and Maryville increase the number of personnel. There can be no assurance that we will be able to hire qualified personnel when needed. Difficulty in hiring and retaining personnel could adversely affect our results of operations.

Our obligations to issue shares of Class A common stock to Excel Management under the terms of our management agreement termination agreement will be dilutive to investors who purchase shares of Class A common stock offered by this prospectus supplement, as well as to our other investors.

          In the management agreement termination agreement that we entered into in early March 2005 with Excel Management, we have agreed to issue to Excel Management 205,000 shares of our Class A common stock, which is approximately 1.5% of the total number of shares of our Class A common stock outstanding on March 2, 2005 (the "original issuance"). We have further agreed to issue to Excel Management, at any time at which we issue additional shares of our Class A common stock to any third party for any reason, such number of additional shares of Class A common stock which, together with the shares of Class A common stock issued to Excel Management in the original issuance, equals 1.5% of our total outstanding Class A common stock after taking into account the third-party issuance (an "anti-dilution issuance"). We are obligated to issue shares of Class A common stock in anti-dilution issuances in connection with the issuance by the Company of shares of Class A common stock to any third party for any reason. We will not receive any consideration from Excel Management for any shares of Class A common stock issued by us to Excel Management pursuant to an anti-dilution issuance other than that already received. Moreover, our obligation with respect to anti-dilution issuances extends until December 31, 2008. We will be obligated to issue additional shares of Class A common stock to Excel Management in an anti-dilution issuance as a result of the issuance of Class A common stock shares to investors who purchase any shares of Class A common stock in a transaction to which this prospective supplement relates. Issuances of shares of Class A common stock to Excel Management as a result of the original issuance and anti-dilution issuances will be dilutive to investors in the shares of Class A common stock offered by this prospectus supplement as well as to our existing shareholders.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

          We have historically derived a significant part of our revenue from a small number of charterers. During 2003 and 2004, we derived approximately 57% and 44%, respectively, of our gross revenues from four charterers.

Existing shareholders can exert considerable control over us, which may limit your ability to influence our actions

          Our Class B common shares have 1,000 votes per share and our Class A common shares, which are the common shares that will be sold through this prospectus, have one vote per share. Existing shareholders, including our executive officers and directors, together own 100% of our outstanding Class B common shares, representing approximately 91% of the voting power of our outstanding capital stock.

          Because of the dual class structure of our common shares, the holders of Class B common shares have the ability to control and will be able to control all matters submitted to our stockholders for approval even if they come to own less than 50% of our outstanding common shares. While the existing shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock, they will have the power to exert considerable influence over our actions.

          Argon S.A. owns approximately 36.74% of our outstanding Class A common shares and none of our outstanding Class B common shares, together representing approximately 3.9% of the voting power of our outstanding capital stock. Argon S.A. is holding the shares pursuant to a trust in favor of Starling Trading Co, a corporation, whose sole shareholder is Ms. Ismini Panayotides, the daughter of our Chairman, Mr. Panayotides. Ms. Panayotides has no power of voting or disposition of these shares, and she has disclaimed beneficial ownership of these shares.

          Boston Industries S.A. owns approximately 1% of our outstanding Class A common shares and approximately 47.5% of our Class B common shares, together representing approximately 42.5% of the total voting power of our outstanding capital stock. Boston Industries S.A. is controlled by Mrs. Mary Panayotides, the wife of our Chairman. Boston Industries S.A. is the only holder of 5% or more of our Class B common shares. Our Chairman disclaimes beneficial ownership of these shares.

There is no guarantee of a continuing active and liquid public market for our Class A common stock; and the price of our Class A common stock may be volatile.

          The price of our Class A common stock prior to this offering has been and after this offering may be volatile, and may fluctuate due to factors such as:

     o    actual or anticipated fluctuations in quarterly and annual results;

     o    mergers and strategic alliances in the shipping industry;

     o    market conditions in the industry;

     o    changes in government regulation;

     o fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

     o shortfalls in our operating results from levels forecast by securities analysts;

     o    announcements concerning us or our competitors; and

     o    the general state of the securities market.


Future sales of our Class A common stock may depress our stock price.

          The market price of our Class A common stock could decline as a result of sales of substantial amounts of our Class A common stock in the public market, including the shares covered by this prospectus supplement, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax.

          For our taxable years ending on and prior to December 31, 2004, we believe and take the position that we and our subsidiaries were exempt from tax under section 883 of the U.S. Internal Revenue Code, or the Code, on the basis we were a public company, more than 50% of the value of whose stock was primarily and regularly traded on the American Stock Exchange and on the basis the final regulations interpreting Code section 883 in a manner contrary to our position do not become effective until January 1, 2005 for calendar year taxpayers such as ourselves. We can give no assurance, however, that we would prevail in our position if challenged. Furthermore, beginning with calendar year 2005, we believe we and our subsidiaries will no longer be able to qualify for exemption under Code section 883.

          If we were not eligible for exemption from tax under Code section 883, we would be subject to a four percent tax on our U.S. source shipping income, which is comprised of 50% of our shipping income attributable to the transport of cargoes to or from United States ports. Based on our calculations to date, we do not believe our U.S. federal tax liability has been or will be material. However, we can give no assurance that the trading pattern of our ships will not change in the future and that as a result, our tax liability could become material and our net income and cash flow would be reduced by the amount of the applicable tax.

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow by the amount of the applicable tax.

          The Republic of Liberia enacted a new income tax law generally effective as of January 1, 2001, or the New Act, which repealed, in its entirety, the prior income tax law in effect since 1977 pursuant to which we and our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

          In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations"). In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, we and our Liberian subsidiaries will be wholly exempt from tax as under Prior Law.

          If we were subject to Liberian income tax under the New Act, we and our Liberian subsidiaries would be subject to tax at a rate of 35% on our worldwide income. As a result, our net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, our shareholders would be subject to Liberian withholding tax on dividends at rates ranging from 15% to 20%.

                                   MANAGEMENT

          Effective November 1, 2004, Christopher J. Georgakis was appointed President and Chief Executive Officer of the Company. Mr. Georgakis succeeded Mr. Gabriel Panayotides, who remains the Company's Chairman of the Board. Mr. Georgakis has two decades of shipping experience, with a concentration in drybulk shipping, and joined Excel Maritime following six years with privately owned, London-based Sea Challenger Maritime Ltd., a subsidiary of Belmont Shipping Ltd. As part of his compensation package, Mr. Georgakis received an option to purchase 100,000 shares of Class A Common Stock after he has been employed with the Company for three full years. The exercise price for the shares of Class A Common stock under this option is the closing price of the Class A Common Stock on October 4, 2004, less a discount of 15%.

          Effective January 1, 2005, Eleftherios (Lefteris) A. Papatrifon was appointed Chief Financial Officer of the Company. Mr. Papatrifon succeeded Mr. Christopher J. Thomas, who remains on the Board of the Company. Mr. Papatrifon has 15 years of experience in Corporate Finance and Asset Management. He has worked as a Portfolio Manager for The Prudential Insurance Company of America and has held senior management positions in the Banking and Financial Services sectors in Greece. Until recently, Mr. Papatrifon was Head of Investment Banking at Geniki Bank of Greece, a subsidiary of Societe Generale. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.

                           RELATED PARTY TRANSACTIONS

          Historically, our fleet has been managed by Excel Management, Inc., or Excel Management, an affiliated company controlled by our Chairman of the Board of Directors, under a five-year management agreement. Under this agreement, we paid Excel Management a monthly management fee of $15,000 per month for each of our vessels and an annual fee for general corporate and clerical management services of $60,000. The agreement provided that both of these fees would increase annually by five percent. Excel Management sub-contracted our wholly-owned subsidiary Maryville Maritime Inc. to perform some of these management services.

          In order to streamline operations, reduce costs and take control of the technical and commercial management of our fleet, in early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. The technical and commercial management of our fleet will be assumed by our wholly-owned subsidiary, Maryville, in order to eliminate the fees we would have paid to Excel Management for the remaining term of the management agreement, which would have increased substantially given the recent expansion of our fleet from five vessels to 13 vessels through the acquisition of the Acquired Vessels and the Identified Vessels. As consideration for Excel Management's agreement to terminate the management agreement and forego the fees it would have received under the management agreement had the agreement remained in effect through its scheduled expiration in 2008, we have agreed to issue to Excel Management 205,000 shares of our Class A common stock, which is equal to approximately 1.5% of our Class A common stock outstanding as of March 2, 2005. We have agreed to issue these shares to Excel Management by March 2, 2006. Excel Management may not transfer these shares for a period of two years after their issuance, and the shares will contain a restrictive legend to that effect. In addition to the above-mentioned shares, as part of the consideration for agreeing to terminate the management agreement, we have also agreed to issue additional shares to Excel Management in an amount equal to 1.5% of any shares of Class A common stock issued by us to any third party until December 31, 2008 for any reason, including the offering of, among other matters, shares pursuant to this prospectus supplement ("anti-dilution issuances"). If any such additional shares are issued, Excel Management may not transfer these additional shares for a period of two years after their issuance. Please see "Related Party Transactions" below for more information on the termination of the management agreement.

          In connection with our agreement to issue the 205,000 shares of our Class A common stock and the anti-dilution issuances described above, Excel Management has agreed to make a one time cash payment to us in an amount equal to $2,023,846 upon delivery of such shares. We will not receive any cash payment or other future consideration in receipt of shares of Class A common stock issued to Excel Management in connection with any anti-dilution issuances.

          On March 4, 2005, we also entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels. For its services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the hire/freight/earnings of our vessels. This agreement extends automatically for successive one-year terms at the end of its terms. It may be terminated by either party upon twelve months prior written notice.

                                 CAPITALIZATION

          The following table sets forth our consolidated capitalization as of January 31, 2005:

     o    on an actual basis and,

     o on an adjusted basis giving effect to our incurrence of $23.9 million of new long-term debt in February 2005 to partially finance the acquisition of the drybulk carrier vessel MV Isminaki.

          There have been no significant adjustments to our capitalization since January 31, 2005, as so adjusted.

                                                                                      As of January 31, 2005
                                                                                      ----------------------

                                                                                                 As Adjusted for
                                                                                                 Changes in
                                                                                Actual          Indebtedness
                                                                                ------          ------------
                                                                               (in thousands of U.S. dollars)
           Debt:
                Current portion of long term debt ................        $     9,620           $     11,051
                Long-term debt, net of current portion............             11,500                 33,919
                                                                          -----------           ------------
                Total debt........................................        $    21,120           $     44,970
                                                                          -----------           ------------
           Stockholders' equity:
                Preferred stock $0.01 par value; 5,000,000 shares
                  authorized, none issued. .......................                 --                     --
                Common stock $0.01 par value Class A:
                49,000,000 authorized; 13,696,153 shares issued
                  and outstanding. ...............................                137                    137
                Class B:
                1,000,000 shares authorized; 114,946 shares
                  issued and outstanding..........................                  1                      1
                Additional paid-in capital........................             63,817                 63,817
                Less:

                Treasury stock 78,650 Class A shares and 588
                  Class B shares..................................              (189)                  (189)
                Retained earnings.................................             37,423                 37,423
                                                                          -----------           ------------
                                  Total stockholders' equity......            101,189                 101,189
                                                                          -----------           ------------
                Total capitalization..............................        $   122,309           $     146,159
                                                                          ===========           =============

                       Summary Consolidated Financial Data

          The following table sets forth summary consolidated financial data and other operating data of Excel Maritime Carriers Ltd. The summary financial data in the table for each of the three years in the period ended December 31, 2004 are derived from the audited consolidated financial statements of Excel Maritime Carriers Ltd. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference .

($ in thousands, except per share data and Average Daily Results)                              Year Ended December 31,
                                                                                       2002             2003              2004
INCOME STATEMENT DATA
Voyage revenues.................................................................     $15,602          $26,094           $51,966
Revenues from managing vessels..................................................         385              527               637
Voyage expenses.................................................................       7,009            7,312             8,100
Vessel operating expenses.......................................................       5,354            6,529             7,518
Depreciation and amortization...................................................       1,080            1,548             1,713
General and administrative expenses.............................................       1,475            1,974             3,098
Gain on sale of vessels.........................................................       (569)                                  0
                                                                                   ---------       ----------          --------
                                                                                                            0
Operating Income................................................................       1,638            9,258            32,174

Interest and finance costs, net.................................................       (669)            (461)              (61)
Foreign currency losses.........................................................        (44)             (58)              (39)
Other, net......................................................................         164             (94)              (24)
                                                                                   ---------       ----------          --------
Net Income......................................................................      $1,089           $8,645           $32,050
                                                                                   =========       ==========       ===========
Basic and fully diluted earnings per share......................................       $0.09            $0.75             $2.75
Weighted average basic and diluted shares outstanding...........................  11,550,984       11,532,725        11,640,058

BALANCE SHEET DATA (at period end)
Cash and Cash Equivalents.......................................................      $1,949           $3,958           $64,903
Current assets, including cash..................................................       3,157            5,525            71,376
Total assets....................................................................      21,435           24,083           114,297
Current liabilities, including current portion of long-term debt................       5,896            4,121            10,732
Total long-term debt, excluding current portion.................................      10,090            5,870             5,750
Stockholders' equity............................................................       5,449           14,092            97,815

OTHER FINANCIAL DATA
Net cash provided by (used in) operating activities.............................      $(260)           $8,887           $32,033
Net cash provided by (used in) investing activities.............................      11,996                0          (26,220)
Net cash provided by (used in) financing activities.............................    (20,771)          (6,878)            55,132
EBITDA(1).......................................................................       2,838           10,654            33,824

FLEET DATA
Average number of vessels(2)....................................................         4.2              5.0               5.0
Available days for fleet(3).....................................................       1,458            1,686             1,793
Calendar days for fleet(4)......................................................       1,524            1,825             1,830
Fleet utilization(5)............................................................       95.7%            92.4%             98.0%

AVERAGE DAILY RESULTS
Time charter equivalent(6) .....................................................      $5,894          $11,140           $24,465
Vessel operating expenses(7) ...................................................       3,513            3,578             4,108
General and administrative expenses(8)..........................................         968            1,082             1,572
Total vessel operating expenses(9) .............................................       4,481            4,660             5,680

(1) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this prospectus supplement because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

                                                                                                Year Ended December 31,
                                                                                       2002         2003        2004
                                                                                       ----         ----     ----
Net Cash from (used in) Operating Activities                                         $(260)      $8,887        $32,033
Net increase (decrease) in current assets                                               184         359          2,413
Net (increase) decrease in current liabilities, excluding current portion of          1,413          35          (966)
long-term debt
Payments for dry-docking costs                                                          497         951            544
Net interest expense                                                                    669         461             61
Amortization and write-off of deferred financing costs included in net                (234)        (39)           (39)
interest expense
Stock-based compensation expense                                                          0           0          (222)
Gain on sale of vessels                                                                 569           0              0
                                                                                     -------    --------       --------
EBITDA                                                                               $2,838     $10,654        $33,824
                                                                                     ======     =======        ========


(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(3) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(4) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following is a discussion of our financial condition and results of operations for the full years ended December 31, 2004, 2003 and 2002. You should read this together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above filed with the Commission and incorporated by reference in this prospectus supplement.

General

          We are a provider of international seaborne transportation services, carrying various drybulk cargoes including among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks." As of December 31, 2004, our fleet consisted of five drybulk carriers, comprised of two Capesize bulk carriers, two Handymax bulk carriers and one Handysize bulk carrier, with a total cargo carrying capacity of 357,947 dwt. All existing vessels were acquired in 1999 except for the one Handymax bulk carrier, the "Lady" which was acquired on October 31, 2002.

          During the last quarter of 2004 we entered into agreements to acquire the Acquired Vessels, two Panamax bulk carriers and three Handymax bulk carriers with a total cargo carrying capacity of 263,624 dwt tons. All five Acquired Vessels are expected to have been delivered by late-April 2005.

          In December 2004, we agreed to sell the oldest vessel of our fleet, the MV Petalis, a 1975 Handymax bulk carrier. She was delivered to her new owners on March 7, 2005.

          Finally, in January, February and March 2005 we entered into four MOAs to acquire four drybulk carriers, three Handymaxes with a total carrying capacity of approximately 126,000 dwt and one Panamax with a carrying capacity of approximately 71,500 dwt. These vessels are expected to be delivered between the beginning of April and the end of May, as the case may be, of 2005. After all acquisitions are completed, our fleet will consist of 13 vessels with a total cargo carrying capacity of approximately 783,000 dwt.

          We actively manage the deployment of our fleet between spot market charters (through voyage charters, trip time charters and short-term time charters), which generally last from one to nine months and period time charters, which can last up to several years. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. A trip time charter is for a specific voyage from a loading port to a discharging port, and short-term and period time charters are for a fixed period of time.

          Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. A trip time charter and a period time charter are generally contracts to charter a vessel at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay commissions to the broker involved with arranging the charters and for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

Factors Affecting our Results of Operations

          We believe that the important measures for analyzing trends in the results of our operations consist of the following:

     o Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and expenses that we record during that period.

     o Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels actually generate revenues.

     o Fleet utilization. We calculate fleet utilization by dividing the number of our available days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in minimizing the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

Voyage Revenues

          Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of available days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier transportation market and other factors affecting charter rates for drybulk carriers.

          Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favourable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in drybulk rates although we are exposed to the risk of declining drybulk charter rates, which may have a material adverse impact on our financial performance. Spot charter market rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. If we employ vessels on period time charters, future spot market charter rates may be higher or lower than those rates at which we have period time chartered our vessels. We are constantly evaluating opportunities to increase the number of our drybulk carriers deployed on period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.

          A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of available days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the deployment of drybulk carriers on time charter or on voyage charter and presents a more accurate representation of the revenues generated by our drybulk carriers.

     o The average daily TCE rate increased 119.6% from $11,140 for 2003, to $24,465 for 2004. This increase was a direct result of a higher drybulk charter market related to the growth in international seaborne transportation for drybulk cargoes in Asia and China.

     o The average daily TCE rate increased 89.0% from $5,894 for 2002, to $11,140 for 2003. This increase was a direct result of a higher drybulk charter market related to the growth in international seaborne transportation for drybulk cargoes in Asia and China.

Vessel Operating Expenses

          Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as our vessels get older. We expect these expenses to increase in 2005 as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to insurance, may also cause these expenses to increase.

Depreciation and Drydocking

          We depreciate our drybulk carriers on a straight-line basis over their estimated useful lives determined to be 28 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a dry-docking and amortize these costs on a straight-line basis over the period when the next dry-docking becomes due, which is typically 30 to 60 months. Regulations and/or incidents may change the estimated dates of next dry-dockings.

Year ended December 31, 2004 compared to the Year ended December 31, 2003

          VOYAGE REVENUES - Voyage revenues increased by $25.9 million, or 99.2 % to $52.0 million for 2004, compared to $26.1 million for 2003. This increase is due to an overall increase in drybulk rates.

          VOYAGE EXPENSES - Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased $0.8 million, or 11.0 %, to $8.1 million for 2004, compared to $7.3 million for 2003. This increase is primarily due to the increase in commissions paid as a result of higher voyage revenues earned.

          VESSEL OPERATING EXPENSES - Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $1.0 million, or 15.4 %, to $7.5 million for 2004 compared to $6.5 million for 2003. Daily vessel operating expenses per vessel increased by $ 531, or 14.8 %, to $4,108 for 2004, compared to $3,577 for 2003. This increase is primarily due to (i) an increase in the cost of repairs and spares due to the aging of our fleet, (ii) an increase in our crew costs due to the annual pay increases and (iii) increased insurance costs that resulted from an increase in rates charged by insurance companies throughout the shipping sector.

          GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, increased by $ 1.1 million, or 55.0 %, to $ 3.1 million for 2004 compared to $2.0 million for 2003. The increase of $1.1 million is attributable to (i) the foreign currency translation effect from converting the Euro denominated expenses of Maryville to US Dollars, (ii) an increase in salaries and bonuses paid and (iii) the $0.2 million of compensation expenses recorded in connection with all stock-based employee compensation awards.

          DEPRECIATION AND AMORTIZATION - Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydocking and special survey costs increased by $0.2 million, or 13.3% to $1.7 million for 2004 compared to $1.5 million for 2003. This increase is primarily due to an increase in amortization of dry-docking and special survey expenses as the full impact of last year's dry-dockings is realized in addition to this year's drydocking of MV Almar I during January 2004.

          INTEREST AND FINANCE COSTS, NET - Net interest cost amounted to $0.1 million in 2004, a decrease of $0.4 million, compared to the $0.5 million in 2003. This change is primarily attributed to (i) the increased cash balances throughout the year that were a result of our increased profitability in 2004 and (ii) the repayment of a portion of our existing long-term debt during 2004.

          FOREIGN CURRENCY LOSSES - We incurred a $ 0.04 million foreign currency loss for 2004 compared to a loss of $ 0.06 million for 2003.

          OTHER NET - We recognized a loss of $0.02 million during 2004 compared to a loss of $0.09 million during 2003. The reduction is due to gains realized from the receipt of amounts received in connection with claims for damages to our vessels that were in excess of the actual cost associated with the repairs.

          NET INCOME - Net income was $32.1 million for 2004 compared to $8.6 million for 2003, an increase of $23.5 million or 273.3%.

          Year ended December 31, 2003 compared to the Year ended December 31, 2002

          VOYAGE REVENUES - Voyage revenues were $26.1 million in 2003 compared to $15.6 million in 2002 an increase of $10.5 million or 67.3%. This increase was primarily attributable to a 89.0% increase in the average fleet TCE rate from $5,894 in 2002 to $11,140 in 2003, plus an increase of 15.6% in the total number of fleet available days from 1,458 in 2002 to 1,686 in 2003 due to Lady completing a full years trading (delivered in October 2002) off-set by a total of 139 days for special survey/dry-dockings.

          VOYAGE EXPENSES - Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage that would otherwise be paid by the charterer under a time charter contract, as well as commissions, were $7.3 million in 2003, an increase of $0.3 million or 4.3% compared to $7.0 million in 2002. This increase was attributable to the increase in commissions paid of $0.6 million due to the increased market rates that was partly offset by the decrease of $0.3 million in all other voyage expenses attributable to the fleet performing more time charters in 2003 than in 2002.

          VESSEL OPERATING EXPENSES - Vessel operating expenses were $6.5 million in 2003 compared to $5.4 million in 2002 an increase of $1.1 million or 20.4%, which was a result of an increase in the number of operating days from 1,524 in 2002 to 1,825 days in 2003 or a 19.8% increase.

          GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses for 2003 were $2.0 million, an increase of $0.5 million or 33.3%, compared to $1.5 million in 2002. The increase of $0.5 million reflects mainly the increased cost of conversion of US$ into Euro to cover Euro administrative expenses within Maryville Maritime Inc.

          DEPRECIATION AND AMORTIZATION - The depreciation and amortization charge for 2003 was $1.5 million, an increase of $0.4 million or 36.4%, compared to $1.1 million in 2002. The increase is primarily due to the operation of the vessel Lady for a full year compared to just 61 days in 2002 (the vessel Lady was purchased on October 31, 2002).

          INTEREST AND FINANCE COSTS, NET - Net interest cost amounted to $0.5 million in 2003, a decrease of $0.2 million, compared to $0.7 million in 2002. The decrease is primarily due to the write-off of deferred financing costs in 2002 as result of the disposal of one of our subsidiaries and the repayment of certain of our loans.

          FOREIGN CURRENCY LOSSES - We incurred a $0.06 million foreign currency loss in 2003 compared to a loss of $0.04 million in 2002.

          OTHER NET - We recognized a loss of $0.09 million in 2003 compared to a gain of $0.16 in 2002. This is primarily due to the gain we realized form the disposal of a subsidiary in early 2002.

          NET INCOME - Net income was $8.6 million for 2003 compared to $1.1 million for 2002, an increase of $7.5 million.

Liquidity and capital resources

          Historically our principal source of funds has been equity provided by our shareholders, including our offering of our Class A common stock completed on December 13, 2004, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our drybulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

          Our practice has been to acquire drybulk vessels using a combination of cash on hand, funds received from equity investors and bank debt secured by mortgages on our drybulk vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk vessels and the selective sale of our older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk vessels on favorable terms.

Cash Flows

          Cash and cash equivalents increased to $64.9 million as of December 31, 2004, compared to $4.0 million as of December 31, 2003. Our working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $60.6 million as of December 31, 2004 due primarily to our positive net income results for the full year 2004 and our offering of Class A common stock completed on December 13, 2004. The current portion of long-term debt included in our current liabilities was $7.9 million as of December 31, 2004 compared to $2.3 million as of December 31, 2003.

          NET CASH FROM OPERATING ACTIVITIES - increased by $23.1 million to $32.0 million during 2004, compared to net cash from operating activities of $8.9 million during 2003. This increase is primarily attributable to net income of $32.1 million as a result of improved trading conditions.

          NET CASH USED IN INVESTING ACTIVITIES - was $26.2 million during 2004, which is a result of the advances given for the acquisition of the five new vessels. Net cash used in investing activities for 2003 was 0.

          NET CASH FROM FINANCING ACTIVITIES - was $55.1 million during 2004, compared to net cash used in investing activities of $6.9 million during 2003. This is primarily due to the equity offering of 2.2 million shares completed in December of 2004 that resulted in $51.5 million of net cash proceeds and an increase of long-term debt by $7.8 million for the financing of the Goldmar.

          As of December 31, 2004, we had three outstanding loans with a combined outstanding balance of $13.6 million. We expect that during 2005, $5.9 million will be paid for the full repayment of two loans and another $2.0 million will be repaid for the third loan. It is anticipated that the remaining $5.7 million will be fully repaid by 2008 as shown in the table below:

           Year      Amount

           2005   7.90 million
           2006   1.35 million
           2007   1.35 million
           2008   3.00 million

          In 2001, our fully owned subsidiary, Maryville, entered into a lease agreement for the rental of office premises with an unrelated party. Operating lease payments for 2002, 2003 and 2004 were $49,000, $60,000 and $70,000 respectively. Future minimum rentals payable under operating leases for each of the year ending December 31, 2005 through December 31, 2010 will be approximately $80,000 to $100,000.

          Cash and cash equivalents increased to $4.0 million as of December 31, 2003, compared to $1.9 million as of December 31, 2002. Our working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $1.4 million as of December 31, 2003 due primarily to our net income results for the full year 2003. The current portion of long-term debt included in our current liabilities was $2.3 million as of December 31, 2003 compared to $4.0 million as of December 31, 2002.

          NET CASH FROM OPERATING ACTIVITIES - The net cash from operating activities in 2003 totalled $8.9 million an increase of $9.2 million compared to cash used in operations of $0.3 million for 2002. In 2003, the increase in cash flow from operations was caused by several factors including an increase in net income of $7.6 million, decrease in accounts payable of $0.5 million, $1.0 million for dry-docking costs and $0.4 million increase in accounts receivable.

          NET CASH USED IN INVESTING ACTIVITIES - The net cash used in investing activities in 2003 was $0.0 million compared to $12.0 million of net cash from investing activities in 2002. The main reasons for the decrease were due to no acquisition or sales of vessels or disposed subsidiaries in 2003.

          NET CASH USED IN FINANCING ACTIVITIES - The net cash used in Financing Activities totalled $6.9 million in 2003, compared to a $20.8 million used in 2002. The decrease of approximately $13.9 million consists mainly of the $18.3 proceeds from long term debts less $14.3 million for repayment and $24.7 million for dividends in 2002 while in 2003 only $6 million was used to repay long term debt.

          As of December 31, 2003, we had two outstanding loans with a combined outstanding balance of $8.2 million. The $2.3 million will be repaid in 2004 and the remaining $5.9 million in 2005.

Contractual Obligations

          The following table sets forth our contractual obligations and their maturity dates as of December 31, 2004, as adjusted to reflect our entry into purchase agreements, in January, February and March 2005, to acquire three secondhand Handymax drybulk carriers and one secondhand Panamax drybulk carrier:

                                                            Within          One to           Three to          More than
                                                            1 Year        Three Years       Five Years         Five years    Total
                                                            ------        -----------       ----------         ----------    -----

                                                                                   (in thousands of U.S. dollars)
Bank loans(1).....................................              7,870      5,750              --                  --        13,620
Vessel Swift purchase agreement(1)................             10,073          --             --                  --        10,073
Vessel Isminaki purchase agreement(1).............             33,788          --             --                  --        33,788
Vessel First Endeavor purchase agreement..........             26,562          --             --                  --        26,562
Vessel Marybelle purchase agreement                            15,912          --             --                  --        15,912
Three Handymax purchase agreements(2).............             71,100          --             --                  --        71,100
One Panamax purchase agreement(3).................             32,000          --             --                  --        32,000

(1) In January 2005, we incurred additional bank long-term debt of $7.8 million to finance the delivery of the vessel Swift. In February 2005, we incurred additional bank long-term debt of $23.9 million to finance the delivery of the vessel Isminaki.

(2) The amount relates to the vessels Emerald ($30 million), Princess I ($25.6 million) and Attractive ($15.5 million).

(3)  The amount relates to the vessel Birthday.

Quantitative and Qualitative Disclosure of Market Risk

          Interest Rate Fluctuation. The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Out debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

          Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $58,100 based upon our average debt level during 2004.

          The following table sets forth the sensitivity of our long term debt in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.


           Year         Amount
           -----        -------

           2005         $96,850
           2006          50,750
           2007          37,250
           2008          15,250
           2009               0

Critical Accounting Policies

          Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company's significant accounting policies, see Note 2 to our consolidated financial statements.

          Impairment of Long-Lived Assets: We use SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of our vessels. The review for impairment of each vessel's carrying amount, as of December 31, 2002, 2003 and 2004, did not result in an indication of an impairment loss.

          Vessels' Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

          Accounting for Dry-docking and Special Survey Costs: We follow the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off to income in the year of the vessel's sale.

Subsequent Events

          On January 14, 2005 a new wholly-owned subsidiary, Whitelaw Enterprises Co. of Liberia, entered into an MOA for the purchase of the 71,504 dwt drybulk carrier MV Galateia (to be renamed MV Birthday) with the owner of that vessel, an unaffiliated third party. The purchase price of MV Birthday (formerly MV Galateia), is $ 32.0 million. Ten percent of the purchase price, or $3.2 million, was paid on January 28, 2005. The balance of the purchase price is due on delivery.

          On January 24, 2005 a new wholly-owned subsidiary, Ingram Limited of Liberia, entered into an MOA for the purchase of the 45,572 dwt drybulk carrier MV Seaboni (to be renamed MV Emerald) with the owner of that vessel, an unaffiliated third party. The purchase price of MV Emerald (formerly MV Seaboni), is $ 30.0 million. Ten percent of the purchase price, or $3.0 million, was paid on January 28, 2005. The balance of the purchase price is due on delivery.

          On February 16, 2005 a loan agreement was signed between five shipowning companies (acting jointly and severally), owning the vessels MV Isminaki (formerly MV United Seas), MV First Endeavor (formerly MV Lord Fortune), MV Birthday, MV Emerald and MV Princess I, and a bank, for a new loan facility for an amount up to $95 million for the purpose of financing the 60% of the purchase price of the vessels. Amounts drawn down from the loan facility for the acquisition of vessels built between 1993 and 1996 must be repaid in 32 equal quarterly installments, with the first installment due 3 months after the delivery of the vessel. Amounts drawn down from the loan facility for the acquisition of vessels built between 1997 and 2004 must be repaid in 40 equal quarterly installments, with the first installment due 3 months after the delivery of the vessel, and a 20% ballon payment, to be paid concurrent with the last quarterly installment.

          On February 22, 2005, a new wholly-owned subsidiary, Castalia Services Ltd of Liberia, signed an MOA for the purchase of the 38,858 dwt, 1994 built, drybulk carrier vessel MV Princess I (formerly MV Fiona) for an amount of $25.6 million. The expected delivery date of the vessel is between April and late-May 2005. On February 25, 2005, we made a deposit of $2.56 million, equal to 10% of purchase price. The balance of the purchase price is payable on delivery.

          On March 7, 2005, a new wholly-owned subsidiary, Barland Holdings Inc. of Liberia, signed an MOA for the purchase of the 41,524 dwt, 1985 built, drybulk carrier vessel MV Attractive (formerly MV IDC2) for an amount of $15.5 million. The expected delivery date of the vessel is early-May 2005. We expect to make a deposit of $1.55 million, equal to 10% of purchase price, three banking days after the MOA is signed. The balance of the purchase price is payable on delivery.

          Historically, our fleet has been managed by Excel Management, Inc., or Excel Management, an affiliated company controlled by our Chairman of the Board of Directors, under a five-year management agreement. Under this agreement, we paid Excel Management a monthly management fee of $15,000 per month for each of our vessels and an annual fee for general corporate and clerical management services of $60,000. The agreement provided that both of these fees would increase annually by five percent. Excel Management sub-contracted our wholly-owned subsidiary Maryville Maritime Inc. to perform some of these management services.

          In order to streamline operations, reduce costs and take control of the technical and commercial management of our fleet, in early March 2005, with effect from January 1, 2005, we reached an agreement with Excel Management to terminate the management agreement, the term of which was scheduled to extend until April 30, 2008. The technical and commercial management of our fleet will be assumed by our wholly-owned subsidiary, Maryville, in order to eliminate the fees we would have paid to Excel Management for the remaining term of the management agreement, which would have increased substantially given the recent expansion of our fleet from five vessels to 13 vessels through the acquisition of the Acquired Vessels and the Identified Vessels. As consideration for Excel Management's agreement to terminate the management agreement and forego the fees it would have received under the management agreement had the agreement remained in effect through its scheduled expiration in 2008, we have agreed to issue to Excel Management 205,000 shares of our Class A common stock, which is equal to approximately 1.5% of our Class A common stock outstanding as of March 2, 2005. We have agreed to issue these shares to Excel Management by March 2, 2006. Excel Management may not transfer these shares for a period of two years after their issuance, and the shares will contain a restrictive legend to that effect. In addition to the above-mentioned shares, as part of the consideration for agreeing to terminate the management agreement, we have also agreed to issue additional shares to Excel Management in an amount equal to 1.5% of any shares of Class A common stock issued by us to any third party until December 31, 2008 for any reason, including the offering of, among other matters, shares pursuant to this prospectus supplement ("anti-dilution issuances"). If any such additional shares are issued, Excel Management may not transfer these additional shares for a period of two years after their issuance. Please see "Related Party Transactions" below for more information on the termination of the management agreement.

          In connection with our agreement to issue the 205,000 shares of our Class A common stock and the anti-dilution issuances described above, Excel Management has agreed to make a one time cash payment to us in an amount equal to $2,023,846 upon delivery of such shares. We will not receive any cash payment or other future consideration in receipt of shares of Class A common stock issued to Excel Management in connection with any anti-dilution issuances.

          On March 4, 2005, we also entered into a one-year brokering agreement with Excel Management. Under this brokering agreement, Excel Management will, pursuant to our instructions, act as our broker with respect to, among other matters, the employment of our vessels. For its services under the brokering agreement, Excel Management will receive a commission fee equal to 1.25% of the hire/freight/earnings of our vessels. This agreement extends automatically for successive one-year terms at the end of its terms. It may be terminated by either party upon twelve months prior written notice.

                               TAX CONSIDERATIONS

          The following discussion is a summary of the material Liberian and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the United States dollar, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with the offering. You should consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Liberian Tax Considerations

          The Company has recently become aware that the Republic of Liberia enacted a new income tax generally act effective as of January 1, 2001 ("New Act"). In contrast to the income tax law previously in effect since 1977 ("Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of non-resident Liberian corporations such as ourselves and our Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under Prior Law, and the taxation of ordinary resident Liberian corporations.

          In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations"). In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, we and our Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law.

          If we were subject to Liberian income tax under the New Act, we and our Liberian subsidiaries would be subject to tax at a rate of 35% on our worldwide income. As a result, our net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, our shareholders would be subject to Liberian withholding tax on dividends at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

          In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion assumes that we will complete the acquisition of the Identified Vessels (or other similar vessels) prior to June 30, 2005 as discussed in "Recent Developments" above. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have not maintained, and do not intend to maintain, an office or other fixed place of business in the United States. Reference in the following discussion to "we" and "us" are to Excel Maritime Carriers, Ltd. and its subsidiaries on a consolidated basis.

          United States Federal Income Taxation Of Our Company
          ----------------------------------------------------

                 Taxation Of Operating Income:  In General
                 -----------------------------  ----------

          Unless exempt from United States federal income taxation under Code section 883, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to those uses, which we refer to as "shipping income", to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

          Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

          Section 883
          -----------

          Under section 883 of the Code, a foreign corporation may be exempt from United States federal income taxation on its U.S.-source shipping income.

          Under section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income, if both

          (1) we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States, and

          (2)  either

               (A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test" or

               (B) our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

          Liberia, the jurisdiction where we and our ship-owning subsidiaries are incorporated, has been formally recognized by the Internal Revenue Service, or the IRS, as a foreign country that grants an "equivalent exemption" to United States corporations based on a Diplomatic Exchange of Notes entered into with the United States in 1988. It is not clear whether the IRS will still recognize Liberia as an "equivalent exemption" jurisdiction as a result of the New Act, which on its face does not grant the requisite equivalent exemption to United States corporations. If the IRS does not so recognize Liberia as an "equivalent exemption" jurisdiction, we and our subsidiaries will not qualify for exemption under Code section 883 and would not have so qualified for 2002 and subsequent years. Assuming, however, that the New Act does not nullify the effectiveness of the Diplomatic Exchange of Notes, the IRS will continue to recognize Liberia as an equivalent exemption jurisdiction and we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Because our Class A Shares are publicly traded, it may be difficult to establish that the 50% Ownership Test will be satisfied.

          Treasury regulations under Code section 883 were promulgated by the IRS, in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations will be effective for calendar year taxpayers, like us, beginning with the calendar year 2005.

          These regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. Upon completion of our offering, we anticipate that our Class A shares, but not our Class B shares, will be "primarily" traded on the American Stock Exchange.

          Under the regulations, our stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of our stock representing 50 percent or more of our outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Our shares will not be "regularly traded" within the meaning of the regulations test because of the voting power held by our Class B shares. As a result, we will not satisfy the Publicly-Traded Test under the regulations.

          Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code section 883 exemption. We do not believe that we can satisfy these requirements.

          Since the final regulations only came into force and effect beginning with the calendar year 2005, however, we intend to take the position for 2004 and prior years that we satisfied the publicly traded requirements of the statute on the basis that more than 50% of the value of our stock, as represented by our Class A shares, are primarily and regularly traded on the American Stock Exchange and, therefore, we and our subsidiaries were entitled to exemption from U.S. federal income tax under section 883 in respect of our U.S.-source shipping income.

          Beginning with calendar year 2005, when the final regulations will be in effect, we will not satisfy the Publicly-Traded Test and we do not believe we will be able to satisfy the 50% Ownership Test. Therefore, we believe that we will not be able to qualify for the section 883 exemption.

          Section 887
          -----------

          Since we will not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, will be subject to a 4% tax imposed by section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income will be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income will never exceed 2% under the 4% gross basis tax regime.

          Effectively Connected Income
          ----------------------------

          To the extent our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

          Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

               o We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

               o Substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

          We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

          United States Taxation of Gain on Sale of Vessels
          -------------------------------------------------

          We will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

          United States Federal Income Taxation of U.S. Holders
          -----------------------------------------------------

          As used herein, the term "U.S. Holder" means a beneficial owner of common stock that:

               o is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

               o owns the common stock as a capital asset, generally, for investment purposes; and

               o owns common stock representing less than 10% of our outstanding voting power for United States federal income tax purposes.

          If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

          Distributions
          -------------

          Any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" ("passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, "financial services income" (which will be treated as "general category income" for taxable years beginning after December 31, 2006), for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

          Dividends paid on our common stock to a non-corporate U.S. Holder (a "U.S. Non-Corporate Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Non-Corporate Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the American Stock Exchange); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year; and (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. The Company believes that it has not been and is currently not, and does not currently anticipate it will be, a passive foreign investment company for United States federal income tax purposes. Certain limitations may also apply to any "extraordinary dividends" paid by us. Therefore, there is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

          Sale, Exchange or other Disposition of Common Stock
          ---------------------------------------------------

          A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

          Passive Foreign Investment Company Status and Significant Tax Consequences
------------------------------------------------------------------------

          If we are unable to complete the acquisition of the Identified Vessels (or other similar vessels) prior to June 30, 2005 as discussed in "Recent Developments" above, it is possible that we could be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes. If we were to be treated as a PFIC, special and adverse United States federal income tax rules would apply to a U.S. Holder of our shares. Among other things, the distributions a U.S. Holder received with respect to our shares and the gain, if any, a U.S. Holder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be) and would be subject to an additional interest charge. However, a U.S. Holder may be able to make certain tax elections which ameliorate these consequences.

          United States Federal Income Taxation of "Non-U.S. Holders"
          -----------------------------------------------------------

          A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

          Dividends on Common Stock
          -------------------------

          Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

          Sale, Exchange or Other Disposition of Common Stock
          ---------------------------------------------------

          Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

               o the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

               o the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

          If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if the Non-U.S. Holder are a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

          Backup Withholding and Information Reporting
          --------------------------------------------

          In general, dividend payments, or other taxable distributions, made within the United States to a U.S. non-corporate Holder will be subject to information reporting requirements and backup withholding tax if such holder:

               o    fails to provide an accurate taxpayer identification number;

               o is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns; or

               o in certain circumstances, fails to comply with applicable certification requirements.

          Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

          If a non-U.S. Holder sells its common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a non-U.S. Holder sells its common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to such holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a non-U.S. Holder outside the United States, if the holder sells its common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

          Backup withholding is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the holder's income tax liability by filing a refund claim with the IRS.

                              PLAN OF DISTRIBUTION

          Sales of shares of our Class A common stock under this prospectus supplement, if any, may be made, on a best-efforts basis, in negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market" offering as defined in Rule 415 under the Securities Act of 1933, as amended, which includes sales made directly on the AMEX, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. The aggregate gross proceeds from at-the-market transactions under this prospectus supplement, which may only be effected on the Company's behalf by Cantor, will not exceed $32,110,000. A prospectus supplement setting forth the terms of any sales other than at-the-market offerings will be provided to the extent required by applicable law. Cantor or the sales agents, as the case may be, will make all sales using commercially reasonable efforts consistent with their normal trading and sales practices, on mutually agreed terms between Cantor, or the sales agents, and us. On March 7, 2005, the last reported sales price of our Class A common stock on the AMEX was $28.47 per share.

          The compensation to the sales agents for sales of common stock sold pursuant to the sales agreement will be 5.75% of the gross proceeds of the sales price per share of common stock sold with respect to sales made in negotiated transactions. The compensation to Cantor for sales of common stock sold pursuant to the sales agreement will be 3% of the gross proceeds of the sales price per share of common stock sold with respect to sales made in at-the-market transactions.

          Pursuant to a requirement by the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415.

                                    EXPENSES

          The following are the estimated expenses of the issuance and distribution of the Class A common stock to which this prospectus supplement relates, all of which will be paid by us.

             Commission registration fee                           $       0
             Blue sky fees and expenses                            $  10,000
             Printing and engraving expenses                       $  10,000
             Legal fees and expenses                                $200,000
             AMEX Supplemental Listing Fee                         $  45,000
             Accounting fees and expenses                          $  25,000
             NASD registration fee                                 $       0
             Miscellaneous                                         $   5,000
                                                                  ----------

             Total                                                  $295,000
                                                                   =========


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The Commission allows us to incorporate by reference the information we file with the Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. Information we file later with the Commission will automatically update this prospectus supplement. In all cases, you should rely on the later information over different information contained in this prospectus supplement. We incorporate by reference the documents listed below, all subsequent annual reports on Form 20-F that we file with the Commission and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 if such filings state that they are incorporated by reference in the prospectus or this prospectus supplement.


     o Our annual report on Form 20-F filed with the Commission on May 28, 2004, our Current Report on Form 6-K filed with the Commission on March 8, 2005 including our fiscal year-end 2004 audited financials, our Current Report on Form 6-K filed with the Commission on March 8, 2005 including a Form of Sales Agreement, our Current Report on Form 6-K filed with the Commission on March 8, 2005 including our credit facility dated December 23, 2004 and our Current Report on Form 6-K filed with the Commission on March 8, 2005 including our credit facility dated February 16, 2005.

          You may request a copy of these filings, at no cost, by writing to or telephoning us at:

                          Excel Maritime Carriers Ltd.
                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece


02545.0001 #548334